FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                      [X]
                                    Form 40-F
                                      [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home
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report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                      [X]
                                       No
                                      [ ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
By:     /s/ Stuart Cruickshank
-------------------------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /s/ Michael McGarvey
-------------------------------------
        Michael McGarvey
        Chief Executive Officer


Date: 15 September 2004

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
-------                                                                ---------
Press Release dated 15 September 2004 -  Eidos plc: Preliminary
Results  for the Year to 30 June 2004
--------------------------------------

          Eidos plc: Preliminary Results for the Year to 30 June 2004


    LONDON--(BUSINESS WIRE)--Sept. 15, 2004--Eidos plc ("Eidos") (LSE:
EID.L; NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, today announces its preliminary results for the year to 30 June 2004.


Summary                                          30 June       30 June
                                                    2004          2003
                                            GBP  Million  GBP  Million
----------------------------------------------------------------------
Turnover                                          133.9         151.5
(Loss)/profit before tax                           (2.0)         17.4
EBITDA (see note 4)                                 0.2          17.4
Total operating (loss)/profit pre goodwill
 and exceptional items                             (2.0)         13.9
Cash and cash equivalents                          37.4          58.2
Basic EPS (pence) (see note 2)                     (2.1)         13.8
Gross margin (%)                                   62.8          59.0


    Highlights

    -- Delivered on key objective of having all games available for release on time

    --  Hitman: Contracts sold 1.7 million units

    -- Four other titles sold between 500,000 and one million units each

    --  Gross margin improved to 62.8%

    -- Cash position remains strong at GBP 37.4 million post strategic acquisition of IO Interactive

    --  Continued increase in owned IP

    --  Strong release schedule planned for FY05

    --  Good progress achieved with strategic review

    John van Kuffeler, Chairman, commented:

    "Since announcing our intention to undertake a review of the strategic alternatives available to the Company on 17 June 2004, we have made good progress. On 3 August, the Board of Eidos confirmed that it had received expressions of interest from a number of parties. Discussions, which relate to a possible sale of the Company, are progressing well, although there can be no certainty at this stage as to whether or not they will lead to an offer being made for the Company. Further information will be provided to the market, as appropriate, in due course.
    While the results for the year to June 2004 are disappointing, the Company's underlying business and product portfolio remain strong. Management continues to focus on driving the business forward and a significant release schedule, comprising a mix of sequel and new franchise titles, is planned for the year ahead. Five titles are scheduled for release in the first half, including Championship Manager 5 (with an online version of the game to follow), and nine titles in the second half, including the next edition in the highly successful Hitman and Tomb Raider franchises. Our most recent game release, ShellShock Nam '67, launched in Europe on 3 September, charted at No.2 and is selling in line with management's expectations."

    Eidos plc is listed on the London Stock Exchange (ticker: EID.L) and on the Nasdaq National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com
    Eidos and the Eidos logo are trademarks of Eidos plc. All other names and/or brands and/or product names referred to in this release are registered trademarks or trademarks pending registration belonging to Group companies. All rights reserved.
    Statements made in this release with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continuous new product introductions, rapid developments in technology, subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.

    CHIEF EXECUTIVE'S REVIEW

    Overview

    While the results reported for the full year are disappointing, the Company continues to make good progress with its new development methodology and its increased focus of leveraging owned intellectual property.
    Recognising that a number of game releases did not live up to management's sales targets (specifically Hitman: Contracts, Commandos 3, Legacy of Kain: Defiance and Whiplash), the Company's financial performance this year was materially impacted by two key events, both of which occurred in the second half.
    Firstly, the unexpected softness in the games market, particularly in the US, which started back in May (as illustrated in the 17% year-on-year fall in US games software sales for that month(1)). Consequently, the previously anticipated c 700,000 units of re-orders for our biggest title release of the year, Hitman: Contracts, did not materialise. This was despite the game both heading the charts and then maintaining a strong chart position in both Europe and the US from its launch in April.
    Secondly, in view of the prevailing weakness in the games market, the Board decided in June to defer the launch of the ready-to-release
ShellShock: Nam '67 game until September 2004 to give this new franchise a better opportunity to deliver on its true potential. As a consequence, its operating profit contribution moved out of the financial year to 30 June 2004 and into the current financial year.
    In the light of the above, this year's results should not be viewed in isolation as they do not adequately reflect the significant achievements and improvements of the past 36 months in terms of increased gross margins, balance sheet strength, cash generation and the on-time release of games. The Company continues to benefit from these improvements, all of which have contributed to an underlying business and product portfolio of game titles which remain strong and well positioned for the future. However, our lack of operational scale and diversification continue to expose the Company to changing market conditions, as was experienced this year.

    (1)Source: US NPD Data, May 2004

    Review of Operations

    In the year to 30 June 2004, the Group achieved a turnover of GBP
133.9 million (2003: GBP 151.5 million) and recorded an operating loss before goodwill and exceptional items of GBP 2.0 million (2003: GBP
13.9 million profit). While the total number of units shipped in both 2003 and 2004 were the same at 12.5 million units, gross margins again improved in the year to 62.8% (2003: 59.0%) in a notably tougher retail environment.
    During the year, and for the first time, the Company had all of its 14 titles (22 sku's) available for release on schedule. This further illustrates the significant improvements made by the Company in managing its resources and the controlled timing of game production within our refocused development process. Of these titles, Backyard
Wrestling: Don't Try This At Home; Deus Ex: Invisible War; Championship Manager: Season 03/04 and Legacy of Kain: Defiance, each sold between 500,000 and one million units. In addition, Hitman:
Contracts, while performing below management's expectations, has sold
1.7 million units to date. The period also included a further one million unit sales of Tomb Raider: The Angel of Darkness together with a particularly robust performance from back catalogue sales which represented 15.7% of turnover (2003: 11.0%).
    The Company continued to make operational improvements throughout the year: the European Development and Publishing divisions were restructured and the Company's global marketing initiative was refocused on brand management and direction. Investment in R&D increased by 20% to GBP 39.2 million in the year and is expected to continue to increase, reflecting the Company's commitment to invest in developing top quality titles in future.

    Intellectual Property (IP)

    The Company has again made good progress in its objective of securing owned IP supported by stringent cost and development controls. This is reflected by the improved gross margin which rose to 62.8% (2003: 59.0%).
    In March 2004, the Company acquired IO Interactive A/S, the Danish based studio which, together with Eidos, had been responsible for the development of the highly successful Hitman franchise. This acquisition secured the rights to the Hitman franchise, which has now sold over 5.5 million units to date, and significantly strengthens our European creative base and development expertise. IO is expected to contribute to the Group's on-going development of unique IP with plans to release a new franchise title next year. IO's market leading technology is also playing a key role in the Group's transition programme to next generation Xbox 2 and PS3 platforms, which is on track.
    We also believe that our decision last September, to bring the development of the Company's best selling Championship Manager football management game in-house, was very much the right one. The new internal development team based in North London, at our Beautiful Game Studio, has performed extremely well and the much improved Championship Manager 5 will release on PC this Autumn. In Spring 2005, the game will also release on PlayStation 2 for the first time, as well as on Xbox. In addition, and as recently announced, Championship Manager will go online through subscription from January 2005. We are confident that these advances and new applications will give the successful Championship Manager franchise a new fan base and enable the game to appeal to a wider audience.
    Our Crystal Dynamics Studio in the US is making exciting progress in the development of the next Tomb Raider game which will be unveiled this Autumn and is scheduled for release in the fourth quarter of the current financial year. Following the internal transfer of the Tomb Raider franchise from Core Design to Crystal Dynamics, Core Design has been refocused and restructured. A number of the new concept ideas and pre-production works, for both platform and PlayStation Portable (PSP) application, are being developed in this studio.
    During the year, the Company continued to derive revenue and leverage value from its own intellectual property. This included a movie deal entered into for Fear Effect (similar to those previously entered into for Tomb Raider and Deus Ex) and a dialogue with various film studios in relation to other products is on-going.

    New Media

    On 28 October 2003, Eidos announced the creation of its New Media Division, formed to help facilitate the extension of our intellectual property into new markets using a coordinated and strategic approach. The division has since undertaken a number of successful projects bringing our existing products to market through new distribution channels, particularly online, and introducing some of our key brands to new platforms such as mobile phone handsets, new handheld game devices and interactive digital TV. During the year, income from these new platforms has been generated following agreements with AT&T, Bell Canada, China Telecom, Metaboli, Nokia, Sky and Vodafone, among many others.
    Further evidence of how the Company is successfully advancing its owned IP into new applications is demonstrated by our new franchise titles scheduled to release in the current financial year, namely 25 To Life, Project: Snowblind and Just Cause, each of which are either wholly or partly online game products.
    Although the New Media Division is clearly at an early stage of development, it continues to gain momentum and is already making a positive contribution to the Company's financial position. We are confident that we will build on this early success to secure the Company's position in these new markets as the division becomes an important part of our core business.

    The Board

    On 15 July 2003, the Company announced that Jeremy Heath-Smith, Development Director of Eidos plc and Managing Director of Core Design Limited, was stepping down from the Boards of both companies with immediate effect. On 28 October, the Company announced that Simon Protheroe would step down from the Eidos plc Board following his appointment as head of the New Media Division and that Jonathan Kemp, European Managing Director, was being promoted to the Eidos plc Board with effect from 1 December 2003.

    Our People

    In what turned out to be a challenging year, our employees have again exerted great efforts in striving to deliver upon the Company's objectives. We would like to take this opportunity to recognise their achievements and thank them for their continued dedication and support.

    Strategic Review

    As we have previously indicated, the entertainment software market continues to evolve and mature with franchise scale and diversity, aligned to financial strength, becoming ever more important. In addition, there is the continuing need to invest more heavily in R&D ahead of the next hardware cycle. These market trends and the changing competitive landscape have led Eidos to become increasingly reliant on the performance of key titles. With this in mind, the Board initiated a review of the strategic alternatives available to Eidos in order to exploit fully the potential of the Company's extensive portfolio of intellectual property and development capabilities. This review commenced in June and remains in progress under the direction of the Chairman.

    Continued Development

    Notwithstanding the ongoing strategic review, management remains focused on driving the business forward and is committed to providing the design, innovation and technological advancement that can further improve the gameplay experience. To that end, we have a significant release schedule planned for the current financial year which includes a strong mix of sequel and new franchise titles.

    FINANCIAL REVIEW

    Turnover

    Turnover decreased by 11.6% to GBP 133.9 million compared to GBP
151.5 million in the year to 30 June 2003. Overall, the Group recorded a loss after tax of GBP 2.9 million compared to a profit of GBP 19.2 million in the year to 30 June 2003.
    The Company released 22 new game sku's in the year (2003: 27), including five for PlayStation 2 and six for Xbox with the balance being principally PC game releases. In total, 12.5 million units were shipped in 2004, the same as for 2003. There was a decrease in the gross average selling price from GBP 13.73 to GBP 12.72 over the year reflecting the continued strong performance of our back catalogue titles. Approximately 73% of the Group's total revenue was derived from console based games, compared to 74% in the same period last year.

    Operating Results

    The gross margin was 62.8% compared to 59.0% in 2003. This increase reflects the move towards internally generated intellectual property.
    Operating expenses increased to GBP 89.7 million from GBP 78.8 million. This increase is in line with expectations and arises largely from certain non-recurring savings made in 2003 together with the increase in goodwill amortisation arising from the acquisition of IO Interactive A/S in March 2004.
    Advertising costs were GBP 20.2 million (15.1% of turnover) compared to GBP 18.3 million (12.1% of turnover) last year. This reflects the trend for increasing advertising support being required to promote game releases. The fixed element of selling and marketing costs was GBP 6.5 million compared to GBP 7.4 million in the previous year. The reduction in expenditure is due to the full year impact of savings made in the prior year.
    Research and development, representing the Group's total investment in product development, totalled GBP 39.2 million (2003:
GBP 32.6 million). The 20% increase in this cost reflects the move towards internally developed franchise titles and certain non-recurring savings which occurred during the previous year. The Group expects the level of expenditure to increase again in the current financial year.
    Total administrative expenses for the year were GBP 23.8 million including goodwill amortisation of GBP 1.6 million, compared to GBP
20.4 million including goodwill amortisation of GBP 0.2 million in 2003. The increase in the amortisation charge resulted from the goodwill arising on the acquisition of IO Interactive A/S on 31 March 2004. Also included in administrative expenses for 2004 are foreign exchange losses of GBP 0.8 million against GBP 0.9 million of foreign exchange gains in 2003. While the Group continues to invest in management and infrastructure, it will also continue to manage its administrative expenses prudently.
    After deducting operating expenses before goodwill of GBP 88.1 million, the Group made an operating loss before goodwill of GBP 2.0 million. This included the Group's share of joint venture operating profits of GBP 2.1 million. This compares to an operating profit before goodwill and exceptional items for the prior year of GBP 13.9 million, which included joint venture operating profits of GBP 3.0 million.

    Exceptional Items

    There were no exceptional items during the year. During 2003, the Group received a GBP 1.4 million settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

    Taxation

    The Group recorded a tax charge in the year of GBP 1.0 million which largely comprises the Group's share of taxes payable in its profitable joint venture companies. Significant brought forward losses remain available within the Group to offset future trading profits. The Company has reviewed the provisions of FRS19 - Deferred Tax and believes that no further amounts should be recognised in respect of these losses.

    Earnings Per Share

    The Group reported a loss after tax of GBP 2.9 million for the year compared to a profit of GBP 19.2 million for the previous year. The basic (loss)/earnings per share was (2.1) p compared to 13.8p for 2003, based on the weighted average number of shares in issue during the year. Excluding goodwill amortisation and exceptional items, the
(loss)/earnings per share was (1.0) p for 2004 (2003: 9.3p).

    Liquidity and Capital Resources

    Net assets at 30 June 2004 include goodwill of GBP 25.3 million (2003: GBP 0.3 million), tangible fixed assets and investments of GBP
10.4 million (2003: GBP 7.4 million as restated, see note 7), net current assets of GBP 40.2 million (2003: GBP 67.9 million) and other long term creditors and provisions of GBP 3.9 million (2003: GBP 0.03 million).
    At the year end, the Group had cash and cash equivalents of GBP
37.4 million (2003: GBP 58.2 million) and no debt (2003: GBP nil). The decrease in cash was materially impacted by the acquisition of IO Interactive A/S as referred to below. There was a cash outflow before the management of liquid resources and financing of GBP 18.4 million during the year (2003: GBP 0.8 million). Operating activities generated a cash inflow of GBP 8.2 million (2003: GBP 4.7 million outflow), reflecting the operating loss offset by a decrease in working capital during the year.
    Interest received decreased to GBP 1.9 million in the year to 30 June 2004 from GBP 3.1 million in the previous year. The decrease was primarily due to lower average cash balances held during the year and the lower average interest rates that existed throughout the year.

    Acquisitions and Disposals

    On 4 September 2003, the Group sold its 25% minority interest in Sports Interactive for a cash consideration of GBP 488,000.
    On 31 March 2004, the Group acquired IO Interactive A/S, a Danish based studio, for an initial consideration of GBP 23.0 million, which was satisfied as to GBP 21.0 million in cash and the residual by way of 1.5 million in new Eidos Ordinary shares. Contingent consideration of up to GBP 5.0 million in cash is payable dependent upon the number of new game units released by the IO studio in excess of 2.1 million units per annum over the four year period ending 31 March 2008.

    Capital Restructuring

    On 5 February 2004, the High Court approved a reduction in the Company's share premium account of GBP 60 million (following shareholder approval at an Extraordinary General Meeting held on 12 December 2003). The reduction was registered at Companies House on 5 February 2004. The purpose behind this reduction was the directors' belief that it was appropriate to provide the Company with additional flexibility for possible distributions to shareholders. However, this does not imply any commitment on the part of the Company in relation to future distributions.



EIDOS plc
Consolidated Profit and Loss Account - UK GAAP

                                                         Year     Year
                                                        ended    ended
                                                      30 June  30 June
                                               Notes     2004     2003
----------------------------------------------------------------------
                                                     GBP '000 GBP '000
----------------------------------------------------------------------
Turnover: Group and share of joint ventures          150,057  169,048
Less: share of joint ventures' turnover              (16,140) (17,514)
----------------------------------------------------------------------
Turnover                                          1  133,917  151,534
Cost of sales                                        (49,877) (62,099)
----------------------------------------------------------------------
Gross Profit                                          84,040   89,435
Selling and marketing                                (26,703) (25,747)
Research and development                             (39,190) (32,579)
----------------------------------------------------------------------
Administrative expenses
  Goodwill amortisation                               (1,567)    (264)
  Other                                              (22,208) (20,173)
----------------------------------------------------------------------
                                                     (23,775) (20,437)
----------------------------------------------------------------------
Operating expenses                                   (89,668) (78,763)
----------------------------------------------------------------------
Group Operating (Loss)/Profit                         (5,628)  10,672
  Share of operating profit of joint ventures          2,068    2,950
  Joint ventures goodwill amortisation                     -     (471)
----------------------------------------------------------------------
Total Operating (Loss)/Profit                         (3,560)  13,151
Profit on disposal of fixed asset investments              -    1,400
----------------------------------------------------------------------
(Loss)/Profit on Ordinary Activities Before
 Interest and Tax                                     (3,560)  14,551
Net interest receivable                                1,609    2,803
----------------------------------------------------------------------
(Loss)/Profit on Ordinary Activities Before Tax       (1,951)  17,354
----------------------------------------------------------------------
Tax (charge)/credit on profit on ordinary
 activities
  Operational                                           (962)  (3,744)
  Exceptional                                              -    5,595
----------------------------------------------------------------------
                                                        (962)   1,851
----------------------------------------------------------------------
(Loss)/Profit for the Year                            (2,913)  19,205
----------------------------------------------------------------------
(Loss)/Earnings per share (basic)                 2   (2.1)p    13.8p
(Loss)/Earnings per share (diluted)               2   (2.1)p    13.7p
(Loss)/Earnings per share before goodwill
 amortisation and exceptional items (basic)       2   (1.0)p     9.3p
----------------------------------------------------------------------


EIDOS plc
Consolidated Balance Sheet - UK GAAP

                                                              Restated
                                                                note 7
                                                      30 June  30 June
                                                         2004     2003
----------------------------------------------------------------------
                                                     GBP '000 GBP '000
----------------------------------------------------------------------

Fixed Assets
Intangible assets                                     25,258      252
Tangible assets                                        6,167    4,681
Joint ventures
   Share of gross assets                               5,851    5,302
   Share of gross liabilities                         (1,646)  (2,557)
----------------------------------------------------------------------
Total joint ventures                                   4,205    2,745
Interest in associated undertaking                         -        1
----------------------------------------------------------------------
Total investments                                      4,205    2,746
----------------------------------------------------------------------
Total Fixed Assets                                    35,630    7,679
----------------------------------------------------------------------
Current Assets
Stocks                                                 3,457    2,772
Debtors                                               16,162   39,122
Cash at bank and in hand                              37,404   58,242
----------------------------------------------------------------------
                                                      57,023  100,136
Creditors: amounts falling due within one year       (16,775) (32,204)
----------------------------------------------------------------------
Net Current Assets                                    40,248   67,932
Total Assets Less Current Liabilities                 75,878   75,611
----------------------------------------------------------------------
Creditors: amounts falling due after more than one
 year                                                   (411)     (33)
----------------------------------------------------------------------
Provisions for Liabilities and Charges                (3,531)       -
----------------------------------------------------------------------
Net Assets                                            71,936   75,578
----------------------------------------------------------------------
Capital and Reserves
Called up share capital                                2,840    2,799
Share premium account                                 78,594  138,315
Other reserves                                           690      707
Merger reserve                                         1,980        -
Profit and loss account                               (9,604) (65,967)
Reserve for own shares                                (2,564)    (276)
----------------------------------------------------------------------
Equity Shareholders' Funds                            71,936   75,578
----------------------------------------------------------------------


EIDOS plc
Consolidated Cash Flow Statement - UK GAAP

                                                        Year      Year
                                                       ended     ended
                                                     30 June   30 June
                                              Notes     2004      2003
----------------------------------------------------------------------
                                                    GBP '000  GBP '000
----------------------------------------------------------------------
Net Cash Inflow/(Outflow) from Operating
 Activities                                      3     8,187   (4,674)
----------------------------------------------------------------------
Dividends from Joint Ventures and Associates             989    2,195
----------------------------------------------------------------------
Returns on Investments and Servicing of Finance
Interest received                                      1,665    2,151
Bank interest paid                                      (199)    (325)
Interest paid on finance leases                           (9)     (28)
Other interest                                            40        -
----------------------------------------------------------------------
                                                       1,497    1,798
----------------------------------------------------------------------
Taxation
UK tax (paid)/repaid                                  (4,153)     283
Overseas tax paid                                     (1,090)     (28)
----------------------------------------------------------------------
                                                      (5,243)     255
----------------------------------------------------------------------
Capital Expenditure and Financial Investment
Purchase of tangible fixed assets                     (2,765)  (1,756)
Sale of tangible fixed assets                             13       18
Proceeds from other investments                            -    1,400
----------------------------------------------------------------------
                                                      (2,752)    (338)
----------------------------------------------------------------------
Acquisitions and Disposals
Purchase of subsidiary undertaking                   (21,622)       -
Net cash acquired with subsidiary undertaking             75        -
Sale of associate                                        488        -
----------------------------------------------------------------------
Net Cash Outflow Before Management of Liquid
 Resources and Financing                             (18,381)    (764)
----------------------------------------------------------------------
Management of Liquid Resources
Decrease in short term deposits
           17,569    7,785
----------------------------------------------------------------------
Financing
Issue of ordinary share capital                          273      212
Purchase of own shares (net of proceeds from
 share issuances)                                     (2,288)    (276)
Capital element of finance lease rental
 payments                                                (97)    (223)
----------------------------------------------------------------------
                                                      (2,112)    (287)
----------------------------------------------------------------------
(Decrease)/Increase in Cash in the Year               (2,924)   6,734
----------------------------------------------------------------------


    Notes to the Accounts for the Year ended 30 June 2004



1. Statistical Information

Geographical Revenue Mix
                                   Year ended           Year ended
                                  30 June 2004         30 June 2003
----------------------------------------------------------------------
                              GBP '000 % of Total  GBP '000 % of Total
----------------------------------------------------------------------

United States of America        42,518      31.7%     62,274     41.1%
UK/Europe                       80,241      60.0%     79,980     52.8%
Rest of World                   11,158       8.3%      9,280      6.1%
                                ------     ------     ------    ------
                               133,917     100.0%    151,534    100.0%
                               =======    =======    =======   =======
----------------------------------------------------------------------


Platform Revenue Mix (games revenue only)
                                  Year ended           Year ended
                                 30 June 2004         30 June 2003
                                  Unaudited             Unaudited
----------------------------------------------------------------------
                              GBP '000 % of Total  GBP '000 % of Total
----------------------------------------------------------------------

Console                         91,319      72.9%    107,240     74.4%
PC                              33,947      27.1%     36,988     25.6%
                                ------     ------     ------    ------
                               125,266     100.0%    144,228    100.0%
                               =======     =======   =======   =======
----------------------------------------------------------------------


2. Earnings per share

The calculations of earnings per share are based on the following information:

Weighted average number of shares:

                                            Year ended      Year ended
                                          30 June 2004    30 June 2003
----------------------------------------------------------------------
For basic earnings/(loss) per share        140,313,421     139,637,852
Exercise of share options                      945,597         705,258
----------------------------------------------------------------------
For diluted earnings/(loss) per share      141,259,018     140,343,110
----------------------------------------------------------------------


    In accordance with FRS14 - Earnings per share, the diluted loss per share for the year ended 30 June 2004 is equivalent to the basic loss per share as any exercise of share options would have the effect of decreasing the loss per share.




                                            Basic          Diluted
                                        Year     Year    Year    Year
                                       ended    ended   ended   ended
                                      30 June 30 June 30 June 30 June
                                        2004     2003    2004    2003
----------------------------------------------------------------------
                                          GBP     GBP     GBP     GBP
                                         '000    '000    '000    '000
(Loss)/Profit for the year             (2,913) 19,205  (2,913) 19,205
Goodwill amortisation                   1,567     735   1,567     735
Exceptional items - operational
  Settlement in respect of Express.com      -  (1,400)      -  (1,400)
Exceptional item - tax credit               -  (5,595)      -  (5,595)
----------------------------------------------------------------------
(Loss)/Profit for the year before
 goodwill amortisation and exceptional
 items                                 (1,346) 12,945  (1,346) 12,945
----------------------------------------------------------------------
                                        Pence   Pence   Pence   Pence
                                          per     per     per     per
                                        Share   Share   Share   Share
(Loss)/Earnings per share              (2.1)p   13.8p  (2.1)p   13.7p
Goodwill amortisation and exceptional
 items per share                         1.1p  (4.5)p    1.1p  (4.5)p
----------------------------------------------------------------------
(Loss)/Earnings per share before
 goodwill amortisation and exceptional
 items                                 (1.0)p    9.3p  (1.0)p    9.2p
----------------------------------------------------------------------


3. Reconciliation of operating (loss)/profit to net cash inflow/(outflow) from operating activities

                                               Year ended  Year ended
                                                  30 June     30 June
                                                     2004        2003
----------------------------------------------------------------------
                                                 GBP '000    GBP '000
----------------------------------------------------------------------
Group operating (loss)/profit                      (5,628)     10,672
Loss on disposal of fixed assets                       93          34
Depreciation of tangible fixed assets               2,216       2,081
Amortisation of goodwill                            1,567         264
Cost of employee share options                        263          77
(Increase)/decrease in stocks                        (803)        510
Decrease/(increase) in debtors                     21,747     (31,210)
(Decrease)/increase in creditors                  (11,268)     12,898
----------------------------------------------------------------------
Net cash inflow/(outflow) from operating
 activities                                         8,187      (4,674)
----------------------------------------------------------------------


4. Non-GAAP Measures: EBITDA

                                                 Year ended Year ended
                                                    30 June    30 June
                                                                  2003
                                                       2004  Restated*
----------------------------------------------------------------------
                                                   GBP '000   GBP '000
----------------------------------------------------------------------

Operating (loss)/profit from continuing operations   (3,560)    13,151
Exceptional items                                        --      1,400
Depreciation of tangible fixed assets                 2,216      2,081
Amortisation of goodwill and other investments
   Joint venture amortisation of goodwill                --        471
   Other goodwill amortisation                        1,567        264
                                                 ----------  ---------
EBITDA                                                  223     17,367
                                                 ==========  =========
*EBITDA for the year ended 30 June 2003 has been restated to reflect the adoption of UITF 38 (see note 7).


5. Non-GAAP Measures: Operating expenses before goodwill amortisation

                                                 Year ended Year ended
                                                    30 June    30 June
                                                       2004       2003
----------------------------------------------------------------------
                                                   GBP '000   GBP '000
----------------------------------------------------------------------

Operating expenses                                   89,668    78,763
Less goodwill amortisation                           (1,567)     (264)
                                               ------------ ----------

Operating expenses before goodwill amortisation      88,101    78,499
                                               ============ ==========

----------------------------------------------------------- ----------


    6. Foreign exchange rates

    The main exchange rates which have an impact on the Group are the United States Dollar and the Euro against the Pound Sterling. The average United States Dollar exchange rate during the year was $1.74 (2003: $1.59) and the Euro was EUR 1.46 (2003: EUR 1.51). The rates at 30 June 2004 were $1.81 (2003: $1.65) and EUR 1.49 (2003: EUR 1.44)
respectively.

    7. Basis of financial information

    The financial information presented here does not constitute statutory accounts as defined by Section 240 of the Companies Act. It has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year ended 30 June 2003, except for the change noted below in respect of own shares. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2004 will be delivered to the Registrar of Companies following approval by shareholders at the AGM.

    Change in accounting policies:

    Own shares

    Own shares held by the Company's Employee Benefit Trust under UITF 13 were previously classified as fixed asset investments. For the shares that relate to the restricted stock scheme or the performance share plan, as prescribed by UITF 17, the difference between their market value at the date of grant and their exercise price is being charged to the profit and loss account over three years, the performance period of each scheme.
    UITF 38 - Accounting for ESOP Trusts, which has been adopted, has superseded UITF 13. The effect of adoption is to show the consideration paid by the Company for investments in its own shares as a deduction in arriving at shareholders' funds, instead of fixed assets. This has resulted in fixed asset investments of GBP 199,000 being transferred to an own shares reserve. As there is a requirement in UITF 38 to disclose the historic cost of own shares held, a further adjustment of GBP 77,000, being the cumulative UITF 17 charge to date, has been reclassified from the Profit and loss reserve to own shares reserve.

    8. US GAAP Results

    A reconciliation of our results for the year to US GAAP is included at the end of this release for US investors. The main differences between our UK and US GAAP reported results are in respect of the treatment of goodwill arising on acquisitions, revenue received in advance of services performed, vacation pay and deferred consideration in connection with the acquisition of IO Interactive. Our UK GAAP results translated into dollars are available from the Company upon request.

    9. Eidos plc

    Eidos plc is registered in England and Wales (number 2501949) and its registered office address is: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.



EIDOS plc

Consolidated Statements of Operations reconciled to US GAAP

                                                             Restated*
                                                Year ended  Year ended
                                                   30 June     30 June
                                                      2004        2003
----------------------------------------------------------------------
                                                  GBP '000   GBP '000
----------------------------------------------------------------------
(Loss)/Profit for the year (prepared under UK
 GAAP)                                              (2,913)    19,205
Amortisation of goodwill
   Group                                             1,567        264
   Joint ventures                                        -        471*
Revenue recognition                                  1,217     (1,703)
Profit on disposal of investment                       488          -
Vacation pay provision                                 (63)         -
----------------------------------------------------------------------
Profit after taxation and minority interests in
 accordance with US GAAP                               296     18,237
----------------------------------------------------------------------
Earnings per Share in accordance with US GAAP
Earnings per share (basic)                            0.2p      13.1p
Earnings per share (diluted)                          0.2p      13.0p
----------------------------------------------------------------------


Equity Shareholders' Funds reconciled to US GAAP

                                                Year ended   Restated
                                                   30 June    30 June
                                                      2004      2003*
----------------------------------------------------------------------
                                                  GBP '000   GBP '000
----------------------------------------------------------------------
Shareholders' funds (prepared under UK GAAP)        71,936     75,578
Amortisation of goodwill
   Group                                             1,832        264
   Joint ventures                                      471*       471*
Goodwill differences arising on the acquisition
 of IO Interactive A/S                              (1,532)         -
Exchange differences on goodwill                        48         34
Deferred consideration                               2,068          -
Deferred tax liability                                 230          -
Revenue recognition                                   (486)    (1,703)
Vacation pay provision                                (829)         -
----------------------------------------------------------------------
Shareholders' funds in accordance with US GAAP      73,738     74,644
----------------------------------------------------------------------


    * We have revised the treatment of the amortisation of joint venture goodwill in the Consolidated Statements of Operations reconciled to US GAAP. The June 2003 financial statements understated the US GAAP profit by GBP 471,000. The reconciliation above has been revised to reflect this treatment. This was also rectified in the June 2003 20-F filing.
    Shareholders' funds prepared under UK GAAP as at 30 June 2003 have been restated for the effects of UITF 38 (see note 7).


    CONTACT: Brunswick
             Jonathan Glass or Wendel Carson (UK), +44 207 404 5959 or
             Nina Devlin (US), 212-333-3810